UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 31, 2017, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, regarding the agenda for its Ordinary Shareholders meeting to be held on April 28, 2017.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: March 31, 2017	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Exhibit A
[English Translation]

NOTICE OF ESSENTIAL EVENT
CENCOSUD S.A.
Securities Registry Inscription No. 743

Santiago, March 31, 2017
Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Superintendency of Securities and Insurance
Avenida Libertador Bernardo O´Higgins N° 1449
Present

Re: Notice of Ordinary Shareholders’ Meeting
For your consideration:

Cencosud S.A., a public Company registered in the Securities Registry of this Superintendency under No. 743 (hereinafter “Cencosud”, or the “Company”), in compliance with the provisions of Article 9 and the second subparagraph of Article 10, both of Law No. 18,045, and of Section II of General Rule No. 30 and Memo No. 660 of this Superintendency, by means of this letter, communicates the following essential event:

A.- The Board of Directors of Cencosud S.A., during a meeting that took place on March 31, 2017, decided to call an Ordinary Shareholders Meeting (the “Shareholders Meeting”) to be held on April 28, 2017, at 8:30 A.M. at Avenida Andrés Bello 2457, 61st Floor, in the Providencia neighborhood of Santiago.

B.- The Agenda of the Ordinary Shareholders’ Meeting will be as follows:

(a)
Analysis of the situation of the Company and the external auditors reports, and the approval of the annual report, the balance sheet and the financial statements of the Company for the year ended December 31, 2016, and the report of the external auditors for the same period;
(b)
Distribution of earnings for fiscal year 2016 and dividends distribution;
(c)
Presentation of the dividend policy of the Company;

(d)
Determination of the remuneration of the Board members;
(e)
Determination of the remuneration of the Board Committee and determination of its budget for operating expenses and for their advisors;
(f)
Report on the expenses of the Board and the Board Committee;
(g)
Appointment of the external auditors for 2017;
(h)
Appointment of rating agencies for 2017;
(i)
Presenting the matters reviewed by the Board Committee, actions carried out, its annual management report and the proposals that were not accepted by the Board, as well as the agreements adopted by the Board to approve transactions with related parties;
(j)
Provide an account of the objections of members of the Board of Directors, which were reflected in the minutes of the Board meetings;
(k)
Designation of newspaper for Corporate publications; and
(l)
In general, discussion of other matters of Corporate interest that do not merit an Extraordinary Shareholders Meeting.

Accordingly, it was decided to propose at the next Ordinary Shareholders Meeting, the distribution of a final dividend of Ch$30 per share in addition to the interim dividend of Ch$20 per share paid in December 2016, all paid against the profits of the 2016 fiscal year, hereinafter, the “Dividend”.

It was also agreed at the above mentioned Ordinary Board Meeting to propose at the Ordinary Shareholders Meeting that the Dividend be paid to the shareholders starting May 17, 2017.

Sincerely;

Jaime Soler Bottinelli
Chief Executive Officer
Cencosud S.A.

c.c.:
Bolsa de Comercio de Santiago
Bolsa de Valores de Chile
Bolsa de Valores de Valparaíso
Representatives of Bondholders